

Mail Stop 3561

February 19, 2010

Via U.S. Mail and facsimile

Jeff D. Blake, Esq.
Senior Counsel
Wells Fargo & Company
301 South College St.
Charlotte, NC 28288-0630

  Re: **Wells Fargo Commercial Mortgage Securities, Inc.**
    Post-Effective Amendment No. 1 to Registration Statement on Form
    S-3
    Filed January 27, 2010
    File No. 333-148628

Dear Mr. Blake:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplement

Additional Debt on Some Mortgage Loans Creates Additional Risks, page S-45

  1. Refer to your disclosure on pages S-45 through S-48. We note that certain

mortgage loans to be included in respective pools allow the borrower to incur additional subordinate or mezzanine debt in the future. Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future. Refer to Item 1121 of Regulation AB.

Existing Secured Subordinate Debt Table, page S-45

2. Discuss how you will disclose the combined LTV ratio of the mortgage loan and other existing subordinate debt. Please make similar changes to the Existing Mezzanine Debt table on page S-47.

Wells Fargo's Underwriting Standards, page S-69

3. If exceptions may be made to the underwriting criteria, please revise to disclose the types of exceptions that may arise. Also, revise your prospectus supplement to indicate that you will provide statistical disclosure regarding any exceptions.

Changes in Mortgage Pool Characteristics, page S-80

4. Refer to the second paragraph under this section. We note the disclosure stating that material agreements will be filed within fifteen days after the initial issuance of the offered certificates. However, please revise to confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

5. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Base Prospectus

CMBS, page 49

6. Please confirm to us that you will update your disclosure pursuant to Item 1111 of Regulation AB, as necessary, regarding any mortgage-backed securities issued or guaranteed by private entities.

Signature Page

   7. Please revise to include the signature of your principal executive officer. Refer to
      General Instruction V.B. of Form S-3.

                                   * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority,
     declare the filing effective, it does not foreclose the Commission from taking any
     action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority,
     in declaring the filing effective, does not relieve the company from its full
     responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness
     as a defense in any proceeding initiated by the Commission or any person under
     the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief -- Legal

cc: Mark M. Rogers, Esq.
        Sidley Austin LLP
        Via facsimile (415) 772-7400